SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/19/09


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,471,893
8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER

1,471,893
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,471,893

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
18.57%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

The following constitutes Amendment No. 16 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on August 17, 2006. This Amendment No. 16 amends and supersedes that Schedule 13D as specifically set forth.

Item 4 is amended as follows:
Item 4. PURPOSE OF TRANSACTION
Letter faxed to the CEO of Wilshire Enterprises.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10Q filed on 11/14/2008 there were 7,926,248 shares of common stock outstanding as of Nov 14, 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,471,893 shares of WOC or 18.57% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 1/26/09 the following shares were bought:

Date		Shares		Price
2/18/09		175,269		$1.15


ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/19/09

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit 1.

Full Value Partners L.P.
Park 80 West, Plaza Two, Suite 750
 Saddle Brook, NJ 07663
Phone (201) 556-0092
Fax (201) 556-0097


February 19, 2009

Sherry Wilzig Izak
Chairman of the Board and Chief Executive Officer
Wilshire Enterprises, Inc.
1 Gateway Center
11-43 Raymond Plaza West  10th Floor
Newark, NJ 07102

Dear Ms. Wilzig Izak:

We noticed that you have been purchasing shares of Wilshire at around $1.00 per share. In addition, there are rumors that you or a party with whom you may be directly or indirectly connected is seeking to buy blocks of shares with the proxies.

As you know, we believe Wilshire is worth significantly more than its current stock price. Therefore, we think it is fair to allow all shareholders to sell their shares, if they so desire, at a significant premium to the current price. To that end, we propose that we (and our affiliates) conduct a tender offer for shares of Wilshire at $2 per share or a premium of approximately 100% above current levels.

In order to conduct a tender offer, we need to have the poison pill waived. Please advise us immediately if you will waive the poison pill so that we may conduct a tender offer to purchase shares of Wilshire at $2 per share. The only contingency we would impose is that there be no material deterioration in Wilshires financial condition prior to the closing of the tender offer.

You may not be aware that you have a conflict of interest because it is unlikely that you will be able to acquire any more shares at the current price level once shareholders know that they can tender their shares to us at $2 per share.
Nevertheless, we believe you have a duty to waive the poison pill. In any event, you might wish to advise the market of this information so that they can make an informed decision prior to buying or selling shares of Wilshire.

Thank you.

Very truly yours,


Andrew Dakos
Managing Member
Full Value Advisors LLC